FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

CanAlaska Uranium Ltd.

 Suite 1020 – 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

Item 2: Date of Material Change:

November 27, 2009

Item 3: News Release:

A news release dated and issued on November 27, 2009 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

CanAlaska Acquires Cluff Lake Uranium Project

Item 5: Full Description of Material Change:

Vancouver, Canada, November 27th, 2009 - CanAlaska Uranium Ltd. (TSX.V – CVV)  (“CanAlaska” or the “Company”) is pleased to announce the acquisition of the Cluff Lake project data and mineral claims (“Project”), located in the Western Athabasca Basin, from Hawk Uranium Inc. (TSX.V – HUI) (“Hawk”).

N
Outer Rim
Inner Rim
Outer Rim
Harrison River
Dominique-Janine
Claude
Dominique
Cluff Lake Mine Site
Peter
OP
Cluff Lake
Douglas River
Douglas River
Collete Deposit
Kianna Deposit
Anne Deposit
Carswell Project Map Area
Athabasca Basin
Legend
Uranium Showings
Uranium Deposit
Past Producing Uranium Mine
Carswell Claims
CanAlaska (Hawk Purchase)
UEX/Areva Claims
Other Mineral Dispositions
Carswell Structure
Lakes
Rivers
Roads
0 2 4 8 12
Kilometres
CanAlaska Uranium Ltd.
Carswell Project
Property Location
DATUM: UTM NAD 83. Zone 13
Scale: 1: 275 000
Date: Nov 25, 2009
Drawn by: TMS

CanAlaska will purchase 100% of the project from Hawk for 1,250,000 Company shares and a cash payment of Cdn$62,500, subject to the approval of the TSX Venture Exchange.  Hawk will retain a 2.5% Net Smelter Return (NSR), 2% of which will be purchasable by CanAlaska for payments of Cdn$2.0 million.

The Cluff Lake claims will be added to those of the Company’s existing Carswell project.  These claims are situated immediately west of the past-producing uranium mine and processing facilities at Cluff Lake, which had produced in excess of 62 million lbs U3O8 over 22 years prior to its closure in 2000.   They are also located 11 km NW of the Shea Creek Project, an advanced-stage uranium exploration project presently being developed by UEX/AREVA in the same area.  Recent announcements by UEX/AREVA have detailed the high-grade uranium mineralization being discovered at the Shea Creek project, and the extensive work programs planned for the project in the coming year.  Statements by UEX/AREVA have previously described a world-class uranium mineralizing system associated with the Saskatoon Lake graphitic basement conductor, and a large, long-lived mining operation for the project, with underground development in the preliminary stages.

Over the past year, all of the Project area has been flown using VTEM airborne geophysics technology.   The VTEM airborne surveys allow detailed evaluation of magnetic and conductive features, and the associated structural dislocation caused by faulting, to depths greater than was possible during the previous exploration and development of the Cluff Lake mine.  These current surveys have provided to CanAlaska evidence of structural breaks and possible mineralization zones.

With the consolidation of the Project mineral claims, CanAlaska will now carry out the next stages of exploration at the Carswell project with the aim of a new discovery, and the potential of forming joint venture partnerships with strategic partners.  Dr. Karl Schimann, V.P. Exploration, noted that “the Cluff Lake area has a long history of uranium production, but there was limited evaluation of the surrounding project areas due to limitations in technology and budgets.  The Shea Creek discovery is an excellent example of modern exploration following-up on prospective areas in the vicinity of the past-producing uranium mines, and the rapid discovery of extensive new mineral resources.  It is truly worthwhile looking for new mineral deposits within the shadow of historical mineral deposits and their head frames.”

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Frances Petryshen

Telephone:  604-688-3211      Facsimile:  604-688-3217

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 27th day of November 2009.